Exhibit 99.1

INTERCOMPANY SERVICES AGREEMENT

This Intercompany Services Agreement (this “Agreement”) is dated November 25, 2025 and by and among:

PARTIES

(1)	Amber Match Limited, incorporated and registered in the British Virgin Islands with company number 2097935 whose registered office is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands (the “Supplier”);

(2)	AG Global Technology Limited Inc., incorporated and registered in Panama with company number 155772969 whose registered office is at Costa del Este, Centenario Avenue, PH Centenario tower, floor 17, Office 17ª, Panama City, Panama (“AG”); and

(3)	solely with respect to clause 8.12, WhaleFin Technologies Limited, incorporated and registered in Seychelles with company number 231726 whose registered office is at 103 Sham Peng Tong Plaza, Victoria, Mahe, Seychelles (“WFTL”).

(Each of the above entities will individually be referred to herein as a “Party” and, collectively, as the “Parties”.)

BACKGROUND

(A)	WFTL and certain other parties thereto (including certain Affiliates of the Supplier and AG) have entered into an Agreement and Plan of Merger on November 29, 2024 and have entered into (or are entering into) the Amendment, Waiver and Framework Agreement (the “Framework Agreement”) dated as of March 12, 2025;

(B)	WFTL previously entered into that certain Intercompany Services Agreement, dated as of March 12, 2025 with the Supplier pursuant to which the Supplier provided certain services to WFTL with respect to the WFTL Assigned Contracts (the “Existing Agreement”);

(C)	WFTL has assigned the WFTL Assigned Contracts to AG effective as of the Commencement Date, as a result of which the Existing Agreement shall be terminated;

(D)	Since the Commencement Date, the Supplier has started to provide Services (as defined below) to AG, by itself or through its Affiliates or Representatives, and will continue providing such Services subject to the terms and conditions hereunder; and

(E)	Parties now wish to memorialize the termination of the Existing Agreement and the provision of Services by the Supplier to AG.

AGREED TERMS

1.             INTERPRETATION

The following definitions and rules of interpretation apply in this agreement.

1.1           Definitions:

“Affiliate” means, in relation to a Party, any entity that directly or indirectly controls, is controlled by, or is under common control with that Party from time to time.

“Applicable Laws” means "all applicable laws, statutes, and regulations in force from time to time.

“Business Day” means a day other than a Saturday, Sunday or public holiday in Hong Kong, when banks in Hong Kong are open for business.

“Commencement Date” means October 28, 2025.

“Control” means the ability to direct the business or affairs of that entity whether by ownership of the majority of shares or voting rights, by contract or otherwise, and “controls” and “controlled” shall be construed accordingly.

“Fees” means service fees payable to the Supplier with respect to provision of Services to AG.

“Representative(s)” means, in relation to each Party:

(a)	its officers and employees;

(b)	its professional advisers and consultants;

(c)	its contractors and sub-contractors; and

(d)	persons or entities prescribed under (a), (b) and (c) above of its Affiliates.

“Services” means the Services described in Section 2 to be provided by the Supplier to AG.

1.2	Any phrase introduced by the terms “including”, “include”, “in particular”, “for example” or any other similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.3	A reference to “this agreement” or to any other agreement or document is a reference to this agreement or such other agreement or document, in each case as varied or novated from time to time.

1.4	A reference to “writing” or “written” includes fax and email.

1.5	Capitalized terms not defined herein shall have the means ascribed to such terms in the Framework Agreement.

2.             SERVICES

2.1           Parties acknowledge and agree that Supplier has provided from the Commencement Date, and will continue to provide after the date of this agreement, the following services to AG, including but not limited to:

(a) operational, mid-office and administrative support;

(b) booking and settlement of trades;

(c) transaction and risk monitoring;

(d) onboarding of counterparties and conducting know-your-client procedures;

(e) compliance and regulatory support;

(f) regulatory reporting and filings;

(g) data management;

(h) cyber and information security; and

(i) any other activities as required to support the transaction activities of AG (collectively, the “Services”).

2.2           The Supplier shall provide the Services with reasonable skill and care.

2.3           The Supplier shall maintain records and accounts of its provision of the Services and shall, as soon as reasonably practicable and following a request by AG, provide AG with such information derived from those records and accounts that AG may reasonably request for the purposes for its internal bookkeeping and accounting operations.

3.             AG'S OBLIGATIONS

3.1           AG shall:

(a)	co-operate with the Supplier in all matters relating to the Services and provide it with such information and assistance as the Supplier shall reasonably require to enable it to provide the Services in accordance with this agreement; and

(b)	provide to the Supplier in a timely manner all documents, information, items and materials in any form (whether owned by AG or third party) reasonably required by the Supplier in connection with the Services and ensure that they are accurate and complete.

4.             CHARGES

4.1           With respect to provision of the Services to AG, the Fees shall be 100% of the consolidated basis net income generated by the WFTL Assigned Contracts, which shall be equal to the balance of (a) 100% of the gross income generated by the WFTL Assigned Contracts less (b) 100% of the costs incurred in connection with performance of the WFTL Assigned Contracts.

4.2           The Supplier and AG shall determine the Fees on a monthly basis. AG shall provide on a monthly basis to the Supplier the management accounts and operating statistics (including the relevant gross income and costs) related to the WFTL Assigned Contracts (collectively, the “Accounts”), and the Supplier and AG shall calculate the monthly Fees upon review of the Accounts. The Supplier shall send an invoice on a monthly basis to AG for the Fees (“Invoice”), and AG shall transfer the Fees to the Supplier within (30) thirty days upon receiving the Invoice and to a bank account as informed by the Supplier.

4.3           With respect to the Fees for the period from the Commencement Date to the date of this agreement (“Retrospective Fees”), Parties agree to calculate the amount in accordance with the Accounts for the same period and include the same under the first Invoice to be issued after the signing of this agreement, which AG shall settle in accordance with clause 4.2 above.

5.             WARRANTIES

5.1           Each Party warrants that (a) it has the corporate power and capacity to enter into this agreement and to perform its obligations under this agreement, and (b) this agreement constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except as such enforceability may be limited by bankruptcy, winding-up, dissolution, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally and subject to the availability of equitable remedies).

6.             COMPLIANCE WITH LAWS AND POLICIES

6.1           Each Party shall at its own expense comply with all Applicable Laws relating to its activities under this agreement, as they may change from time to time, and comply with any conditions binding on it in any applicable licences, registrations, permits and approvals.

7.             SURVIVAL

7.1           Any provision of this agreement that expressly or by implication is intended to come into or continue in force on or after termination shall remain in full force and effect.

7.2           Termination of this agreement shall not affect any rights, remedies, obligations or liabilities of the Parties that have accrued up to the date of termination, including the right to claim damages in respect of any breach of the agreement which existed at or before the date of termination.

8.             GENERAL

8.1           Force Majeure. No Party shall be in breach of this agreement nor liable for delay in performing, or failure to perform, any of its obligations under this agreement if such delay or failure results from events, circumstances or causes beyond its reasonable control.

8.2          Assignment. No Party may assign, mortgage, charge, delegate or deal in any other manner with any or all of its rights and obligations under this agreement, unless otherwise agreed by the other Parties in writing.

8.3           Confidentiality

(a)	Each Party undertakes that it shall not at any time during this agreement, and for a period of five (5) years after termination of this agreement, disclose to any person any confidential information concerning the business, affairs, customers, clients or suppliers of another Party or any other information obtained in the course of Services without such Party’s consent.

(b)	Notwithstanding the foregoing subclause (a), each Party may disclose another Party's confidential information:

(i)	to its Representatives who need to know such information for the purposes of exercising such Party's rights or carrying out its obligations under or in connection with this agreement. Each Party shall ensure that its Representatives to whom it discloses another Party's confidential information comply with the confidentiality obligations herein; and

(ii)	as may be required by law, a court of competent jurisdiction or any governmental or regulatory authority or stock exchange rule.

(c)	No Party shall use any other Party's confidential information for any purpose other than to exercise its rights and perform its obligations under or in connection with this agreement.

8.4	Entire Agreement

(a)	This agreement constitutes the entire agreement between the Parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representation and understandings between them, whether written or oral, relating to its subject matter.

(b)	Each Party agrees that it shall have no remedies in respect of any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this agreement. Each Party agrees that it shall have no claim for innocent or negligent misrepresentation based on any statements in this agreement.

8.5	Variation. No variation of this agreement shall be effective unless it is in writing and signed by the Parties (or their authorised representatives).

8.6	Waiver. No failure or delay by a Party to exercise any right or remedy provided under this agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

8.7	Severance. If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed deleted, but that shall not affect the validity and enforceability of the rest of this agreement.

8.8	Notices

(a)	Any notice given to a Party under or in connection with this agreement shall be in writing and shall be:

(i)	delivered by hand or by pre-paid first-class post or other next working day delivery service at its registered office (if a company) or its principal place of business (in any other case); or

(ii)	sent by email to the address designated by such Party.

(b)	Any notice shall be deemed to have been received:

(i)	if delivered by hand, at the time the notice is left at the proper address;

(ii)	if sent by next working day delivery service, at 9.00 am on the second Business Day after posting; or

(iii)	if sent by email, at the time of transmission.

(c)	This clause does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

8.9           Governing Law. This agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of Hong Kong.

8.10         Arbitration. In event of any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination (the “Dispute”), the Parties shall first attempt to resolve any Dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, amicably by mutual consultation between Parties. The amicable resolution should be commenced as soon as possible after a disputing party delivers a notice of dispute to another disputing party (“Dispute Notice”). In the event that the amicable resolution cannot be achieved within thirty (30) calendar days from the date of Dispute Notice, the disputing Parties agree that the Dispute shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Arbitration Rules of the Hong Kong International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this Clause 8.10. The seat of the arbitration shall be Hong Kong. The arbitration tribunal shall consist of one (1) arbitrator. The arbitrator shall be selected by mutual agreement of the Parties or, if the Parties cannot agree, then the arbitrator shall be appointed by HKIAC. The language of the arbitration shall be English. The decision of the arbitration shall be binding on the Parties.

8.11         Termination. This agreement may be terminated upon written consent of the Parties. This agreement shall be terminated automatically upon the completion of the WFTL Contract Assignment following the Closing.

8.12        Termination of the Existing Agreement: WFTL and the Supplier hereby agree that the Existing Agreement is terminated effective as of the Commencement Date.

[SIGNATURE PAGE AS FOLLOWS]

IN WITNESS HEREOF, Parties have caused their respective authorized representatives to execute this agreement as of the date first above written.

AG Global Technology Limited Inc.

By:	/s/ Yi Bao
Name: Yi Bao
Title: Authorized Signatory

WhaleFin Technologies Limited

By:	/s/ Sotirios Kavvathas
Name: Sotirios Kavvathas
Title: Director

Amber Match Limited

By:	/s/ Yi Bao
Name: Yi Bao
Title: Director